EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF DOMINO’S PIZZA, INC.

Domino’s Pizza LLC	Michigan
Domino’s IP Holder LLC	Delaware
Domino’s National Advertising Fund Inc.	Michigan
Domino’s Pizza Master Issuer LLC	Delaware
Domino’s Pizza Distribution LLC	Delaware
Domino’s Pizza Franchising LLC	Delaware
Domino’s Pizza International Franchising Inc.	Delaware
Domino’s Pizza Overseas Franchising B.V.	Netherlands